Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

This document was posted by Aon Corporation on its integration portal accessible on its internal website on August 20, 2010.

Aon Hewitt Merger Client Briefing: Week of August 16, 2010

Guidance for Client-facing Associates/Colleagues

Our number one goal during the integration period is to remain focused on our clients. While you have likely been in regular contact with your clients since the announcement on July 12, we want to make sure you have a specific contact plan to keep them informed of the latest developments related to the Aon Hewitt combination. If we don’t shape the messages to our clients, someone else will.

We’re now creating a set of talking points for you to use on a regular basis. As always, please tailor the messages to your clients and what you believe is their interest level, but maintain regular, frequent contact.

At least until the close of the merger, you can expect a new set of talking points on a bi-weekly basis to help you with new messages/content for your client discussions. We’ll send these materials to you directly and also post them on our new shared integration portal accessible on the Knowledge Exchange (KE) at Aon or The Source at Hewitt.

In this Edition

•   General merger messages

•   Quick Aon and Hewitt business updates

•   Integration news:

•     Stockholder meeting date announced

•     Integration teams identified for both client-facing and non-client-facing workstreams

•     Synergy target prioritization (clients first, prioritize product/business investments)

•     Upcoming leadership announcements

For Your Client Discussions: Client Talking Points

•   It’s been a busy month since we announced our plans to bring together Aon and Hewitt.

•   Both firms are energized about the new capabilities we’ll be able to bring to clients as a combined organization.

•   Despite all the work going on behind the scenes to ensure a smooth integration, our client teams have maintained 100% focus on serving clients. And we’re proud of that.

•   The merger of Aon and Hewitt will create a global leader in human capital solutions with the following strengths:

•     Combined Aon Hewitt revenues of $4.3 billion and 29,000 associates globally, with reach into the 120 countries where Aon does business today;

•     A leading global brand and client service that is recognized worldwide;

•     Complementary product and service portfolio across consulting, benefits outsourcing and HR business process outsourcing to meet the full spectrum of our clients’ human capital needs; and

•     Diversified presence across large corporate and middle market globally.

•   Because of these strengths, we’re excited that Aon Hewitt will be able to provide clients with the leading solutions to their most pressing human capital issues.

•   I wanted to provide you with some quick updates on each of our businesses as well as the latest news related to the integration.

•   As you know, both Aon and Hewitt continue to operate independently during this transition period until the deal formally closes, which we expect by November.

Business Updates

•   We have very strong businesses as the foundation for this combination, which gives us a great jumping-off point for integration.

•   Both organizations recently posted quarterly results showing bottom-line strength and expected trends in top-line growth.

•   Most importantly, both Aon and Hewitt are healthy organizations that are poised for growth.

Additional Detail: Aon Business Updates

•   Aon reported Q2 earnings on July 30.

•   Overall, Aon’s results reflect continued progress and momentum.

•     Total revenue increased 1% to $1.9 billion due to a 2% increase from acquisitions.

•     EPS from continuing operations increased 7% to $0.81.

•     Consulting revenue increased 6% to $317 million, with an increase in organic revenue of 2%. This was highlighted by strong growth in international health and benefits brokerage and global compensation consulting. Expectations for continued modest growth are driven by an encouraging pipeline in compensation consulting, an increase in discretionary-related work, and new services such as dependent eligibility audits and corporate transactions consulting.

•     Consulting adjusted operating margin was 14.8%, down 20 basis points. For the first half of 2010, with flat organic revenue, Aon Consulting’s industry-leading margins have expanded 20 basis points to 16.1%.

•   After announcing the sponsorship of Manchester United in 2009, the new team shirts with the Aon logo were revealed on July 15. As the number one sports franchise, in the number one sport in the world, Manchester United has more than 330 million fans worldwide. The sponsorship represents a well-researched and significant opportunity for both global brand recognition as well as the ability to amplify Aon leadership’s vision to unite the firm globally.

Additional Detail: Hewitt Business Updates

•   Hewitt reported Q3 results on August 5.

•   Overall, Hewitt delivered a solid quarter with strong results from the Consulting and HR Business Process Outsourcing (HR BPO) segments and soft, but anticipated, results in the Benefits Outsourcing segment.

•     Consulting delivered a 5% organic constant currency growth rate---the highest growth rate in more than a year and a half---with each of the practices contributing, and many of the practices making a nice comeback as well. It is especially pleasing to see demand return in some of the more discretionary practices, Talent & Organization Consulting and Communication Consulting.

•     Compared to Mercer, Hewitt’s revenues were ahead in all practices except Investment Consulting. Towers Watson revenues were down for the most recent quarter.

•     HR BPO delivered another quarter of profit, and added another new client (a large insurance company). This addition means that the business has met its new client growth goals for the year.

•     Even though Hewitt experienced declining project revenue and margins in Benefits Outsourcing, the business continues to make good, steady progress against the objectives of investing back in products and delivering excellent service.

•     Hewitt has a strong sales pipeline in each of its businesses and feels good about its prospects for the coming year.

Integration News

•   Both Aon and Hewitt recently set the dates for their respective stockholder votes on September 20, 2010.

•   Though this is one milestone required to close the transaction, we still have a number of regulatory hurdles ahead including reviews by anti-trust agencies in the U.S., the EU, and Canada.

•   We’re making steady progress on integration planning.

•     We’ve identified both client-facing and non-client facing integration leaders and working teams. They are developing plans to bring together our two firms in a way that allows us to stay focused on our client commitments.

•     Many clients have asked how we plan to achieve the synergy targets that were communicated when the merger was announced. This is obviously one of the key tasks of the integration teams.

•     We are committed to achieving these synergies in a manner that protects our ability to continue to serve all of our clients well and continue to invest in innovative solutions to meet our clients’ needs. As you’d expect, most of this savings comes from eliminating duplicate public company costs and streamlining our combined infrastructure and corporate functions.

•     We’re pleased that our companies are working well together and share a set of common goals and values, with client service being at the forefront.

•     While there are obviously integration questions that our dedicated teams are working through, rest assured that everything we do will be in the best interest of our clients.

•   Once we clear some additional regulatory approvals, we will be in a position to name our senior management team reporting to Russ Fradin, the chairman and chief executive officer of the combined Aon Hewitt.

•   We’ll keep you informed of these decisions.

•   Both companies are tremendously excited at the opportunities ahead to serve clients in a greater capacity and meet even more of their needs.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon.  The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.